Exhibit (a)(5)(D)

June 22, 2005

     Re: Extension of Care Associates, LLC's $456 per Unit Offer for Limited Partner Interests in Consolidated Resources Health Care Fund II

Dear Investor:

         By now you should have received the offering documents with respect to Care Associates, LLC's ("we" or "Care Associates") cash tender offer to purchase all of the units of limited partner interest (the "Units") in Consolidated Resources Health Care Fund II for a purchase price of $456 per Unit, less the amount of any cash distributions made or declared with respect to the Units on or after March 31, 2005. We have extended the expiration date of this offer. The offer was previously scheduled to expire at 12:00 midnight, Eastern Time on June 23, 2005. The new expiration date is 12:00 midnight, Eastern Time on June 28, 2005, unless the offer is further extended.

         Furthermore, we are waiving the minimum condition that requires that 51% of the total number of Units outstanding be validly tendered and not properly withdrawn prior to the expiration of the offer. We will now accept for purchase all Units validly tendered and not properly withdrawn prior to the expiration of the offer.

         We encourage you to consider tendering your Units to us for the reasons set forth in the Offer to Purchase dated May 26, 2005 and mailed to you on or around that date (the "Offer to Purchase"). You should carefully read the Offer to Purchase in considering our Offer.

         The Offer expires on June 28, 2005, so your timely action is required for you to accept the offer. To accept our Offer, please complete the BLUE Letter of Transmittal previously sent to you (please note the number of Units you wish to sell in the signature area of the Letter of Transmittal), and have it Medallion Signature Guaranteed (this can be done by your broker or a bank where you have an account). Return the completed Letter of Transmittal to our depositary, The Colbent Corporation (the "Depositary"):

The Colbent Corporation               For Overnight Delivery:
P.O. Box 859208                       The Colbent Corporation
Braintree, MA 02185-9208              161 Bay State Drive
                                      Braintree, MA 02184

         More detailed instructions for returning the Letter of Transmittal are set forth in the Offer to Purchase and Letter of Transmittal. Please note that this letter is subject in its entirety to the terms and conditions of the Offer, as set forth in the Offer to Purchase. You should carefully read the Offer to Purchase.

         THE OFFER AND THE WITHDRAWAL RIGHTS RELATED TO THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON JUNE 28, 2005, UNLESS WE EXTEND THE OFFER (AS SO EXTENDED, THE "EXPIRATION DATE"). We encourage you to act promptly. If the Offer is extended, we will issue a press release.

         If you need help, would like additional copies of the Offer to Purchase or Letter of Transmittal, or if you have any questions about the Offer, PLEASE CALL OUR INFORMATION AGENT, D.F. KING & CO., INC., TOLL-FREE AT 1-800-431-9645.

                                      Very truly yours,

                                      /s/ Forrest Preston

                                      Forrest Preston
                                      Chief Manager, Care Associates, LLC